November 6, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 16, 2007 File No. 0-30066

Dear Mr. O’Brien:

This letter is provided in response to your letter of October 25, 2007, in which you furnished additional comments with respect to the Annual Report on Form 10-K for the year ended December 31, 2006, filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”). Our response and supplemental information is provided following each comment.

Statement of Cash Flows, page 41

1.
We have read your response to comment 3 in our letter dated October 1, 2007. Your statement of cash flows presents your securities owned “not readily marketable” within the operating activities section, on a net presentation basis of the related inflows and outflows. It appears you have classified these securities similarly to trading securities. However, paragraph 97 of SFAS 89 states that trading account securities usually are held for extremely short periods of time - sometimes for only a few hours, and paragraph 26 of SFAS 102 indicates that trading account securities are acquired specifically for resale and are turned over very rapidly. In contrast, on page 42 and 50 of your December 31, 2006 Form 10-K, you describe these securities as i) not having a market on a securities exchange or an independent publicly quoted market, ii) not able to be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or iii) not able to be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Further, in the rollforward you have provided in your most recent response, the annual turnover rate approximates 10%; in other words, it would take ten years to dispose of these securities at the historical disposition rates. Thus, since these securities do not possess the characteristics attributed to conventional trading securities, they should not be treated as such. Note that paragraph 13 of SFAS 95 indicates that net reporting is appropriate only for items whose turnover is quick, whose amounts are large and whose maturities are short.

Mr. Terence O’Brien
November 6, 2007

Therefore, acquisitions and dispositions of “not readily marketable” securities should be presented as investing activities gross in the statement of cash flows in future filings starting with the September 30, 2007 Form 10-Q, since the impact on 2007 operating and investing cash flows appears material. Refer to paragraphs 8-9 of SFAS 102. Please ensure that you revise the September 30, 2006 cash flow amounts as well, and provide the necessary disclosures required in paragraphs 25-26 of SFAS 154.

The Company will present acquisitions and dispositions of “not readily marketable” securities as investing activities gross in the statement of cash flows in future filings starting with the September 30, 2007 Form 10-Q.

We intend to present the following disclosure in the footnotes to our September 30, 2007 Form 10-Q:

Reclassifications

Certain reclassifications have been made to the 2006 condensed consolidated financial statements to conform them to the 2007 presentation. Cash flow information has been revised to reclassify the acquisitions and dispositions of not readily marketable securities owned from net cash provided by operating activities to net cash used in investing activities. Management believes that the changes in the condensed consolidated statement of cash flows for the nine months ended September 30, 2006 are immaterial relative to the financial statements taken as a whole. The result of this reclassification on the 2006 condensed consolidated statement of cash flows is as follows:

Nine Months Ended
September 30,2006
Statement of Cash Flows:
Net cash provided by operating activities (as reported)	$4,081
Impact of reclassification of acquisitions and dispositions of not readily marketable securities	(2,085)
Net cash provided by operating activities (as reclassified)	$1,996
Net cash used in investing activities (as reported)	$(3,583)
Impact of reclassification of acquisitions and dispositions of not readily marketable securities	2,085
Net cash used in investing activities (as reclassified)	$(1 ,498)

Mr. Terence O’Brien
November 6, 2007

2.
Please revise your MD&A in future filings, beginning with the September 30, 2007 Form 10-Q, to disclose the adverse liquidity impact that the material increase in not readily marketable securities has on the periods presented, and whether management expects the 10% turnover rate to continue. You should also disclose the business reasons for increasing your investment in these not readily marketable securities.

The Company will revise MD&A in future filings, beginning with the September 30, 2007 Form 10-Q, to disclose the liquidity impact of the “not readily marketable” securities portfolio, the business reasons for our investments in these securities, and management’s expected holding period of this portfolio.

If you have any questions with respect to the foregoing responses, please call me at (713) 993-4614.

Very truly yours,

Sanders Morris Harris Group Inc.

/s/ Rick Berry

Rick Berry
Chief Financial Officer